UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-07120
CUSIP NUMBER 416196103
(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
For Period Ended:     March 31, 2018
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
HARTE HANKS, INC.
Full Name of Registrant

N/A
Former Name if Applicable
9601 McAllister Freeway, Suite 610
Address of Principal Executive Office (Street and Number)
San Antonio, Texas 78216
City, State and Zip Code
PART II -- RULES 12B-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE
State below in reasonable detail why forms Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Harte Hanks, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2018 (the “First Quarter 10-Q”) within the prescribed time period without unreasonable effort or expense. The Company’s short delay in filing the First Quarter 10-Q was due to additional time needed to prepare the financial statements and required disclosures for certain transactions included in the quarter ended March 31, 2018. The Company submitted the First Quarter 10-Q on May 10, 2018, but it was accepted effective May 11, 2018.

PART IV--OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Robert L.R. Munden	(210)	829-9000
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
See the Company’s financial results for the first quarter of fiscal 2018, as compared to the Company’s financial results for the same period in fiscal 2017, all as set forth in the First Quarter 10-Q.

  Harte Hanks, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

May 11, 2018	/s/ Robert L.R. Munden
Date	Robert L.R. Munden
Executive Vice President, General Counsel & Secretary